EXHIBIT 99.1

For Immediate Release	Date: November 13, 2023
23-62-TR

Teck Announces Full Sale of Steelmaking Coal Business

•	Sale of majority stake to Glencore at implied enterprise value of US$9.0 billion on a 100% basis
•	Minority sale to Nippon Steel Corporation
•	Proceeds will be used to strengthen Teck’s balance sheet, return cash to shareholders and ensure Teck is well positioned to realize value from its copper growth portfolio
•	Teck to retain all steelmaking coal cash flows until expected closing in third quarter of 2024
•	Glencore to establish Canadian head office for the steelmaking coal business in Vancouver, maintain jobs and increase investment in the business and local communities

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has agreed to sell its entire interest in its steelmaking coal business, Elk Valley Resources (“EVR”), through a sale of a majority stake to Glencore plc (“Glencore”) for an implied enterprise value of US$9.0 billion, and a sale of a minority stake to Nippon Steel Corporation (“NSC”).

“This transaction will be a catalyst to re-focus Teck as a Canadian-based critical minerals champion with an extensive portfolio of copper growth projects, unlocking the full value potential of the company,” said Jonathan Price, President and CEO, Teck. “This sale will ensure Teck is well-capitalized and able to realize value from our base metals business and deliver strong returns to our shareholders while maintaining a robust balance sheet. Glencore has made strong commitments that will create new benefits for Canada and the Elk Valley and ensure responsible stewardship of the steelmaking coal operations for the long term.”

“The Board undertook a comprehensive process to identify a separation transaction that is in the best interests of the Company,” said Sheila Murray, Chair of the Board, Teck. “This transaction unlocks significant value for Teck and its shareholders while also supporting continued responsible operation of the steelmaking coal assets for the long term.”

“This sale sets the stage for Teck for continued growth as a major Canadian-based producer of copper and other future-oriented metals, while preserving the jobs and operations of the coal mines in the Elk Valley,” said Dr. Norman B. Keevil, Chairman Emeritus, Teck. “This company was built on a foundation of sound geoscience and engineering excellence, with a record of successful mine-building second to none. That is the same foundation we see for Teck’s future. It’s time to get on with it.”

Transaction Overview

The sale of Teck’s steelmaking coal business at the implied enterprise value of US$9.0 billion on a 100% basis achieves a simple and complete separation of steelmaking coal from base metals.

Glencore has agreed to acquire 77% of EVR for US$6.9 billion in cash, payable to Teck at closing of the Glencore transaction, subject to customary closing adjustments.

NSC has agreed to acquire a 20% interest in EVR in exchange for its current 2.5% interest in Elkview Operations plus US$1.3 billion in cash payable to Teck at closing of the NSC transaction and US$0.4 billion paid out of cash flows from EVR. NSC will also enter into a long-term steelmaking coal offtake rights arrangement at market terms, continuing NSC’s long-standing commercial arrangement for the purchase of steelmaking coal from the Elk Valley. POSCO has advised Teck it intends to exchange its current 2.5% interest in Elkview Operations and its 20% interest in the Greenhills joint venture, for a 3% interest in EVR. At closing of the Glencore transaction, Glencore will acquire from Teck any remaining receivable payable to Teck by EVR.

Teck will continue to operate the steelmaking coal business and will retain all cash flows from EVR until closing of the Glencore transaction, estimated to be US$1 billion. Following the closing of that transaction, Teck will have no further financial interest in EVR.

Closing of the Glencore transaction is subject to customary conditions, including receipt of approvals under the Investment Canada Act and competition approvals in several jurisdictions, and is expected to occur in the third quarter of 2024. The NSC transaction is also subject to customary conditions, including receipt of certain competition approvals, and is expected to close in the first quarter of 2024. These transactions are not inter-conditional.

Use of Proceeds

Proceeds from these transactions will help ensure Teck is well-capitalized to maintain investment grade credit metrics and to unlock the full potential of its base metals business. Uses of proceeds are expected to include improving Teck’s net leverage through debt reduction, the retention of additional cash on the balance sheet, and payment of transaction-related taxes, which are estimated to be approximately US$750 million. Teck’s Board will determine the appropriate amount and form of a significant cash return to shareholders following closing of these transactions.

Teck remains committed to its current capital allocation framework that balances returns to shareholders with growth in copper while maintaining a strong balance sheet.

Benefits to Canada

These transactions support Teck’s growth as a Canadian-based, global critical minerals champion, while ensuring continued socially and environmentally responsible steelmaking coal operations and enhanced benefits for Canada, British Columbia, and the employees, communities, and Indigenous Peoples of the Elk Valley.

As a pure-play base metals company, Teck expects to drive new economic opportunities and job creation as it increases production across the base metals portfolio, including the HVC2040 project to extend the life of Highland Valley Copper, Canada’s largest copper mine, and the Galore Creek project in B.C. Teck is also evaluating an expansion of Trail Operations to include an electric vehicle battery recycling facility. Teck will continue to support junior Canadian mining and exploration companies, invest in research and innovation related to mining and processing, and help advance the Canadian Critical Minerals Strategy along with Canada’s decarbonization and nature conservation goals.

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To support enhanced benefits to the Elk Valley, B.C. and Canada, Glencore has made commitments that will ensure, among other things, that:

•	EVR will continue to operate in Canada through both a Vancouver head office and regional offices in Calgary, Alberta, and Sparwood, British Columbia, including completing the construction of a new Sparwood office.
•	EVR will maintain significant employment levels in Canada with no net reduction in the number of employees in the business in Canada as a result of the transaction.
•	EVR will increase capital expenditures in Canada such that they will amount to over CAD$2 billion (excluding deferred stripping) over three years.
•	EVR will increase research and development activities in Canada to at least CAD$150 million over three years, including on innovation in relation to water quality treatment technologies – a 50% increase over current levels.
•	EVR will increase its contributions to Canadian sponsorship, community and charitable programs.
•	EVR will participate as a major funding partner up to CAD$15 million for the proposed renal/oncology addition to the East Kootenay Regional Hospital in Cranbrook.
•	EVR will have a goal to become a nature positive business by conserving or rehabilitating at least three hectares for every one hectare affected by its mining activities going forward.
•	EVR will develop and implement a climate transition strategy which will include medium term scope 1 and 2 emissions reduction targets, a long-term goal of net zero in respect of scope 1 and 2 emissions by 2050 as well as a commitment to work with partners towards an ambition to achieve net-zero Scope 3 emissions by 2050.
•	EVR will honour the existing agreements between EVR and Indigenous Nations and will work with local Indigenous Nations to identify opportunities to increase participation in benefits from the activities of EVR.

A summary of these commitments is set out in the Appendix to this announcement.

Advisors

Barclays Capital Canada Inc., Ardea Partners LP, TD Securities Inc., and CIBC World Markets Inc. are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors, and Felesky Flynn LLP is acting as legal tax advisor.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee. The Special Committee received opinions from each of BMO Capital Markets and Origin Merchant Partners to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck pursuant to the transactions is fair, from a financial point of view, to Teck.

Investor Conference Call and Information

Date: Tuesday, November 14, 2023

Time: 5:00 – 5:40 a.m. PT / 8:00 – 8:40 a.m. ET

Listen-Only Webcast: Join Me

Dial In for Investor & Analyst Q&A: Call Me

Or alternatively dial in at: 416.915.3239 or 1.800.319.4610 for a live operator, and Quote “Teck Resources”, to join the call.

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An archive of the webcast will be available at teck.com within 24 hours.

Additional information including the accompanying presentation will be available at www.teck.com/separation.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, but are not limited to, statements relating to the proposed sale transactions; expected future attributes, capitalization and credit metrics of Teck following the sale transactions; statements with respect to Teck’s business and assets and its strategy going forward, including with respect to project development and establishment of an electric car battery recycling facility at our Trail operations; the anticipated benefits of the sale transaction; terms and conditions of the sale transactions; expected uses of proceeds, including the timing and format of any cash returns to shareholders; the timing for completion of the sale transactions; our ability to satisfy the conditions of closing, including the receipt of and conditions to regulatory approvals for the sale transaction; and other statements that are not historical facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the sale transactions will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions of closing necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the sale transactions; risk that market or other conditions are no longer favourable to completing the sale transactions; risks relating to business disruption during the pendency of or following the sale transactions and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the sale transactions, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the sale transactions.

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Teck cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

The forward-looking statements contained in this news release describe Teck’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Teck does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Relations

236.987.7405

dale.steeves@teck.com

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Appendix: Summary of Glencore Proposed ICA Commitments

Glencore will submit the below undertakings, with a term of three years commencing from closing of the sale of EVR.

1.	EVR will continue to be operated through an entity incorporated under the laws of Canada or of a province or territory thereof.
2.	EVR will maintain its Canadian head office in Vancouver, British Columbia, and will have regional offices in Calgary, Alberta, and Sparwood, British Columbia, that will oversee and support EVR’s operations. EVR’s offices will perform a wide range of functions in Canada including finance (management reporting and budgeting, internal controls and assurance, financial reporting and accounting), logistics, research and innovation, technical services, community and government affairs, legal, ESG engagement, stakeholder relations, human resources, compliance, regulatory and public affairs.
3.	EVR will complete construction of the new office facility in Sparwood, British Columbia.
4.	At least a majority of the directors of EVR, and at least a majority of executive and senior management level roles of EVR, will be comprised of Canadians.
5.	In the event of a public listing of a company that, directly or indirectly, owns EVR following a demerger, during the term of these undertakings, the company whose shares are listed will have a listing on the Toronto Stock Exchange (TSX) and Canadians will participate on the board of directors of any such listed company.
6.	EVR will continue to have significant employment levels in Canada.
7.	EVR will maintain the terms of its current collective bargaining agreements and when they expire negotiate in good faith the terms of the new agreements.
8.	EVR will maintain and, where appropriate, enhance health and other benefits provided to its employees.
9.	Canadians will be given a full and fair opportunity to apply and compete for employment opportunities that arise at EVR in Canada; separately, opportunities will be created for Canadians to obtain international experience in Glencore’s global operations.
10.	EVR will increase capital expenditures such that they will amount to over CAD$2 billion over the term of the undertakings, not including deferred stripping.
11.	EVR will undertake significant research and development activities in Canada, totalling at least CAD$150 million over the term of the undertakings, including on innovation to develop water quality treatment technologies.
12.	EVR will continue to use Canadian and Indigenous suppliers of goods and services in a manner consistent with its past practice.
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13.	EVR will spend at least C$30 million on sponsorship, community and charitable programs in local communities over the term of the undertakings which will include honoring EVR’s existing commitments in respect of specific projects and ongoing participation in local community events and charities investing in improvements to housing and daycare access.
14.	EVR will participate as a major funding partner for the proposed renal/oncology addition to the East Kootenay Regional Hospital in Cranbrook should it proceed, with a funding commitment of up to CAD$15 million.
15.	EVR will continue to maintain in Canada all of its registered Canadian IP (namely patents, trademark registrations, and copyright registrations).
16.	EVR will maintain or, where appropriate, enhance its training and development programs.
17.	EVR will maintain a Graduate program that provides at least 40 Engineer-in-Training/Professional-in-Training graduate positions per year to people with mining and mining industry related technical qualifications from universities in Canada.
18.	EVR will maintain a co-op training program for university students to help build a pipeline of Canadian mining professionals in a range of disciplines which could include mining engineering, geotechnical engineering, geology, mechanical engineering, electrical engineering, process engineering, environmental science, organizational development, health & safety, business and information technology. This training program will support a cohort of at least 220 students annually.
19.	EVR will maintain its participation in relevant Canadian industry associations.
20.	EVR will spend at least C$200 million on rehabilitation and closure activities over the term of the undertakings and will implement Glencore’s Policies and Standards in relation to rehabilitation and closure which includes:
a.	closure practices that are aligned to international good practice including those of the ICMM;
b.	progressive rehabilitation being undertaken wherever possible;
c.	having a credible closure plan in place that could be initiated at any time;
d.	external financial provisioning, as required by the relevant regulatory authority in the jurisdiction, e.g., bonds, payments or other, based on the rehabilitation liability for the current disturbance footprint;
e.	internal provisioning for post-closure costs that matches the asset’s specified closure objective; and
f.	ensuring that consideration has been given to all options for post operational land use.
21.	EVR will have a goal to becoming a nature positive business by conserving or rehabilitating at least three hectares for every one hectare affected by its mining activities going forward.
22.	EVR will continue to implement the Elk Valley Water Quality Plan, including by continuing ongoing research and development aimed at developing and implementing innovations to manage and improve water quality in relation to its operations.
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23.	EVR will develop and implement a climate transition strategy for its business that will include:
a.	medium term targets in respect of Scope 1 and Scope 2 emissions at EVR’s operations which will seek to achieve or enhance the existing goals or targets set by EVR having regard to what is practical and feasible given existing technologies;
b.	a long-term goal to net zero in respect of Scope 1 and 2 emissions by 2050; and
c.	commitment to work with partners towards an ambition to achieve net-zero Scope 3 emissions by 2050, recognising that achievement is uncertain and we cannot ensure the outcome alone;
24.	EVR will implement Glencore’s ethics and compliance programme and will appoint a Regional Compliance Officer for its business.
25.	EVR will maintain and, where appropriate, enhance its corporate policies regarding diversity and inclusion and health and safety.
26.	EVR will implement Glencore’s Group Sustainability Framework with the following specific goals:
a.	Protecting its people and communities’ health and promoting well being;
b.	Protecting its people by creating workplaces free from fatalities and injuries;
c.	Being a responsible operator who minimises and mitigates its impacts on the environment and seeks opportunities to protect and restore ecosystems where we operate;
d.	Ensuring the safe, responsible and sustainable management of its Tailings Storage Facilities; and
e.	Being a trusted community partner and supporter of socio-economic opportunity.
27.	EVR will honour the existing agreements between Teck Coal Limited and Indigenous Nations in a manner commensurate with its past practice, and will work with local Indigenous Nations to identify opportunities to increase participation in benefits from the activities of EVR.
28.	Glencore or EVR, as appropriate, will notify the Director of Investments at least five days prior to the implementation of any decision that would materially affect the performance of these undertakings.

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